Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

November 6, 2007

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 6 November 2007 through Marketwire.

Item 4                                Summary of Material Change

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Vancouver, B.C… MAG Silver Corp (TSX:MAG) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Orion Securities Inc. Under the agreement, the underwriters will purchase, on a bought deal private placement basis, 3,000,000 common shares (the “Common Shares”) of MAG Silver at a price of Cdn$15.50 per Common Share (the “Issue Price”) for gross proceeds of Cdn$46,500,000 (the “Offering”).

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 6 November 2007 (NR#07-31) for a full description of the material change filed on SEDAR or on the Company’s website at www.magsilver.com .

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 7 November 2007